Exhibit 97

Clawback Policy
Effective date: November 3, 2023
Last updated: November 1, 2023
Last reviewed: November 1, 2023
Purpose
This Clawback Policy (“Policy”) provides for the clawback of incentive-based compensation granted to Executive Officers of Cenovus Energy Inc. (the “Corporation”) in certain circumstances. Appendix A to this Policy is incorporated herein by reference and is intended to comply with the listing requirements of the New York Stock Exchange (“NYSE”) regarding clawback of incentive-based compensation pursuant to Rule 10D-1 under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Securities Exchange Act").
Definitions
“Board” means the board of directors of the Corporation;

“Executive Officer” means the Corporation’s current or former President, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer (or if there is no such officer, then the Controller), any Vice-President of the Corporation in charge of a principal business unit, division or function, and any other current or former officer or person who performs or performed a significant policy-making function for the Corporation, including executive officers of Corporation subsidiaries;

“Incentive-Based Compensation” means, with respect to an Executive Officer, any annual incentive or other performance-based compensation awards (whether vested or not, paid or unpaid), including without limitation any cash bonus or equity incentive award under the Corporation’s short- and long-term incentive programs, plans and policies for eligible officers and employees of the Corporation (and any amounts attributable to such awards, including proceeds of sale);

“Repayment Amount” means the after-tax amount (as determined by the Board in its sole discretion): (a) in the case of 1 below, of Incentive-Based Compensation that was paid or granted to an Executive Officer in excess of the Incentive-Based Compensation that would have been paid or granted to that Executive Officer during the three fiscal years preceding such Restatement less Erroneously Awarded Compensation (as defined in Appendix A to this Policy) that is recovered by the Corporation in accordance with Appendix A to this Policy; or (b) in the case of 2 below, by which the Executive Officer was, directly or indirectly, financially enriched during the period of three years prior to the admission of the Executive Officer or the filing and service of a civil claim, statement of claim or equivalent commencement document, as applicable, in respect of any action of the Executive Officer; provided however that in no circumstances shall the Repayment Amount exceed the after-tax amount of such Incentive-Based Compensation originally paid or granted to the Executive Officer; and

“Securities Laws” means all applicable laws, regulations, rules, blanket rulings, orders, policies or instruments of any securities regulatory authority, securities commission, the Toronto Stock Exchange, the New York Stock Exchange or like body in Canada and/or the United States, as applicable from and after the date of this Policy.
Clawback
In addition, and without limitation, to recourse available to the Corporation pursuant to Appendix A to this Policy, in the event that:

1.     (a)     any Incentive-Based Compensation paid or granted to an Executive Officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of, or affected by, a Restatement (as defined in Appendix A to this Policy);

(b)    the Executive Officer engaged in intentional misconduct or fraud that caused, or materially contributed to, the need for the Restatement, as admitted by the Executive

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Exhibit 97

Officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgement that cannot, or will not, be appealed; and

(c)    the Incentive-Based Compensation paid or granted to, or that would have been received by, the Executive Officer would have been lower had the financial statements materially complied with Securities Laws; or

2.    as admitted by the Executive Officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgement that cannot, or will not, be appealed, an Executive Officer has been financially enriched, directly or indirectly, as a result of the Executive Officer:

(a)     engaging in fraud or theft of a financial nature; or

(b)     failing to disclose a material conflict of interest;

        that, in either case, has affected the business, reputation, operations or capital of the Corporation in a manner which has, directly or indirectly, resulted in a material decrease in the market price or value of securities of the Corporation;

(each, a “Triggering Event”),

the Board may, to the fullest extent permitted by applicable law and to the extent it determines that it is in the Corporation’s best interest to do so (in its sole discretion), require the Executive Officer to repay all or any portion of any Incentive Based Compensation paid or granted to the Executive Officer and/or cancel and terminate all or any portion of unvested Incentive-Based Compensation paid or granted to the Executive Officer.

Any Repayment Amount shall be paid, in cash, by the Executive Officer within 60 days (or another period as determined by the Board) of receipt by the Executive Officer from the Corporation of written notice requiring reimbursement of the Repayment Amount. To the extent that the Repayment Amount is not so paid to the Corporation, in addition to any other legal remedy that the Corporation may have, the Corporation may set off and deduct any Repayment Amount from and against any amounts that may be owing from time to time by the Corporation to the Executive Officer, including, without limitation, bonus, Incentive-Based Compensation, deferred compensation, and severance in a manner consistent with Section 409A of the Internal Revenue Code, if applicable, and, for greater certainty, the Corporation shall have the right to cancel any other outstanding Incentive-Based Compensation with a value equivalent to the outstanding Repayment Amount, as determined by the Board in its sole discretion. The determination of the Board with respect to the form(s) of recovery need not be uniform with respect to one or more Executive Officers.

For the avoidance of doubt, a restatement of the Corporation’s financial statements due to a change in accounting policies or principles shall not constitute a Triggering Event.

For the avoidance of doubt, this Policy applies to Incentive-Based Compensation received by the Executive Officer on or after January 1, 2022 (attributable to financial statements filed for the 2021 fiscal year and years following), except where an Executive Officer has an existing agreement with the Corporation that contains clawback provisions, in which case this Policy applies with immediate effect.
Further, each award agreement or any other document setting forth the terms and conditions of any annual incentive or other performance-based award granted to an Executive Officer shall be deemed to include the provisions of this Policy (including, for greater certainty, the provisions of Appendix A to this Policy).

Should there be any conflict between this Policy and the clawback provisions of any other agreement in place with the Executive Officer, the provisions of this Policy (including, for greater certainty, the provisions of Appendix A to this Policy) shall apply.

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Exhibit 97

The remedy specified in this Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Corporation. Without limiting the generality of this Policy and the provisions herein, measures for recovery of certain amounts of incentive-based compensation, as required under the NYSE listing standards, are set forth in Appendix A to this Policy.

The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
Board Discretion
Unless otherwise provided for in Appendix A to this Policy, the Board has the exclusive power and full and final authority to make all determinations deemed necessary or advisable for the administration of this Policy, including, without limitation, any determination as to whether the Policy applies, including:

•whether the non-compliance of the Corporation with any financial reporting requirement that results in a Restatement was material; and
•whether Incentive-Based Compensation paid or granted to the Executive Officer would have been lower had the financial statements materially complied with Securities Laws;

and if so, the Repayment Amount.

In determining whether to require repayment of the Repayment Amount and, if so, the Repayment Amount, the Board may take into account any considerations as it deems appropriate, including: (i) the likelihood of success in seeking repayment under applicable law relative to the effort involved; (ii) whether the assertion of a repayment claim may prejudice the interests of the Corporation in any related proceeding or investigation, or otherwise; (iii) whether the expense of seeking repayment is likely to exceed the amount sought or likely to be recovered; (iv) any pending or threatened legal proceedings relating to any acts or omissions giving rise, directly or indirectly, to the Restatement, and any actual or anticipated resolution (including any settlement) relating thereto; and (v) such other factors as it may deem appropriate under the circumstances.

Before the Board determines to seek repayment of the Repayment Amount, the Board may, in its sole discretion, provide to the applicable Executive Officer written notice of, and the opportunity to be heard at, a meeting of the Board (which may be in-person, by video conference, by means of telephone or other communication facility or by a combination of any of the foregoing, as determined by the Board in its sole discretion) held after a reasonable period of time.

In determining the after-tax portion of the Repayment Amount, the Board may take into account its good faith estimate of the tax paid or payable by such Executive Officer in respect of the Incentive-Based Compensation, as applicable, its good faith estimate of the value of any tax deduction or other tax relief available to such Executive Officer in respect of any repayment, in any of the forms sought, on account of the Repayment Amount, and such other factors as it may consider reasonable in the circumstances.

All such action, interpretations and determinations that are taken or made by the Board in good faith will be final, conclusive and binding. Subject to the Canada Business Corporations Act or any other legislation governing the Corporation and otherwise as provided for in Appendix A to this Policy, the Board may delegate to the Human Resources and Compensation Committee of the Board, on such terms as it considers appropriate, all or any part of the powers, duties and functions relating to the administration of this Policy.

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Exhibit 97

Appendix A – Clawback
This Appendix A to the Policy has been adopted in order to comply with the listing requirements of the New York Stock Exchange ("NYSE"), which were adopted pursuant to Rule 10D-1 of the United States Securities Exchange Act of 1934. This Appendix A shall apply to all Covered Compensation (as defined below) received on or after October 2, 2023. For the avoidance of doubt, recovery of any amount that may be recouped under the general provisions of the Policy to which this Appendix A is attached shall be in addition to and not in lieu of the recovery of Erroneously Awarded Compensation (as defined below) under this Appendix A.
Definitions
For the purposes of this Appendix A, the following terms shall have the meanings set forth below:
“Clawback Period” means the three completed fiscal years immediately preceding the earlier of (1) the date the Board (or a committee thereof) or the officer or officers of the Corporation authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement, or (2) the date that a court, regulator, or other legally authorized body directs the Corporation to prepare a Restatement. In addition, the Clawback Period includes any transition period (that results from a change in the Corporation’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the Corporation’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to twelve months would be deemed a completed fiscal year.
“Covered Compensation” means any compensation (including cash and equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure. For the avoidance of doubt, Covered Compensation does not include (1) base salary, (2) compensation awarded based solely on service to the Corporation (such as a time-vested awards of restricted share units (RSUs) and options), or (3) compensation awarded based solely on subjective standards, strategic measures (such as upon completion of a corporate transaction) or operational measures (such as attainment of a certain market share). To the extent an Executive Officer receives a salary increase earned wholly or in part on the attainment of a financial reporting measure performance goal, such salary increase will be subject to recovery under this Appendix A”.
“Erroneously Awarded Compensation” means the amount of Covered Compensation received by an Executive Officer that exceeds the amount of Covered Compensation that otherwise would have been received had it been determined based on the Restatement, which shall be calculated on a pre-tax basis.
“Financial reporting measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, and any measures that are derived wholly or in part from such measures. For the avoidance of doubt, stock price and total shareholder return are financial reporting measures.
“Restatement” means any accounting restatement of the Corporation’s financial results due to material non-compliance of the Corporation with any financial reporting requirement under Securities Laws, including any required accounting restatement to correct a material error to previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
Recovery of Erroneously Awarded Compensation upon Restatement
Notwithstanding anything contained in the general Policy to which this Appendix A is attached, in the event that the Corporation is required to prepare a Restatement, then the Board shall require each Executive Officer to repay and/or forfeit the Erroneously Awarded Compensation received by such Executive Officer during the Clawback Period and shall promptly provide written notice to each

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Executive Officer containing the amount of the Erroneously Awarded Compensation received by such Executive Officer and a demand for repayment or return of such amount, as applicable. Covered Compensation shall be deemed “received” in the fiscal period during which the applicable financial reporting measure specified in the Covered Compensation award is attained, even if the payment or grant occurs after the end of that fiscal period. This Appendix A applies to all Covered Compensation received by a person (i) after beginning service as an Executive Officer (including Covered Compensation derived from an award authorized before the individual is newly hired as an Executive Officer, e.g. inducement grants), (ii) who served as an Executive Officer at any time during the performance period for that Covered Compensation, (iii) while the Corporation has a class of securities listed on a national securities exchange or a national securities association, and (iv) during the Clawback Period.
The Board shall have the discretion to cancel awards, withhold payments or take such other action as it deems appropriate to recoup all Erroneously Awarded Compensation from the Executive Officers. To the extent the Erroneously Awarded Compensation represents an award which has previously been deferred, such deferred compensation award shall be forfeited. Without otherwise limiting the Board’s authority to recover the Erroneously Awarded Compensation hereunder, the Corporation shall have the authority to unilaterally forfeit an Executive Officer’s deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code, if applicable.
Where Covered Compensation is based only in part on the achievement of a financial reporting measure performance goal, the Corporation will determine the portion of the original Covered Compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Erroneously Awarded Compensation will be calculated on a pre-tax basis to ensure that the Corporation recovers the full amount of Covered Compensation that was erroneously awarded.
For Covered Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement: (a) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Covered Compensation was received; and (b) the Corporation shall maintain and provide documentation of the determination of that reasonable estimate to the NYSE. Clawback of Erroneously Awarded Compensation shall be without regard to any fault, misconduct, responsibility or involvement of the Executive Officer in the material non-compliance of the Corporation with any financial reporting requirement under Securities Laws.
The Board will take such action as it deems appropriate, in its sole and absolute discretion, to reasonably promptly clawback the Erroneously Awarded Compensation, unless the Human Resources and Compensation Committee of the Board determines that it would be impracticable to recover such amount because (1) the direct costs of enforcing recovery would exceed the Erroneously Awarded Compensation amount to be recovered subsequent to making a reasonable and documented attempt at recovery; or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Corporation, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder, based on opinion of counsel; or (3) if the recovery of the Covered Compensation would violate the home-country laws of the Corporation based on an opinion of home country counsel, which opinion must be provided to the NYSE.
Additional Recovery upon restatements as a result of misconduct under SOX Section 304
In addition to the provisions in this Appendix A, if the Corporation is, as a result of misconduct, required to prepare a Restatement, then in accordance with Section 304 of the Sarbanes-Oxley Act of 2002 (“SOX”), the Board shall have the discretion to require the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) to reimburse the Corporation for (1) any bonus or other incentive-based or equity-

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based compensation received from the Corporation during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of such financial document and (2) any profits realized from the sale of securities of the Corporation during that 12-month period. Such repayment shall be without regard to the knowledge, engagement or involvement of the Chief Executive Officer or Chief Financial Officer in the misconduct.
To the extent that the provisions of this Appendix A on Recovery of Erroneously Awarded Compensation upon Restatement (the “Rule 10D-1 Clawback Requirements”) provide for recovery of Covered Compensation recoverable by the Corporation pursuant to SOX and/or any other recovery obligations, the amount such Executive Officer has already reimbursed the Corporation shall be credited to the required recovery under the Rule 10D-1 Clawback Requirements.
General
The Corporation will not indemnify or provide insurance to cover any repayment of Covered Compensation in accordance with this Appendix A to the Policy.
This Appendix A is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement, regardless of whether implemented at any time prior to or following the adoption of this Appendix A.

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